Exhibit 14

Phoenix Gold International, Inc.
Code of Ethics for Financial Executives

In my role as a finance executive of Phoenix Gold International, Inc., I will comply with this Code of Ethics for Financial Executives and adhere to and advocate the following principles and responsibilities governing my professional and ethical conduct.  To the best of my knowledge and ability, I will:

•                  Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

•                  Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

•                  Comply with rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

•                  Act responsibly in good faith, with due care, competence and diligence, and will not misrepresent material facts or allow my independent judgment to be subordinated.

•                  Respect confidentiality of information acquired in the course of my work when authorized or otherwise legally obligated to disclose such information.

•                  Refrain from using confidential information acquired in the course of my work for personal advantage.

•                  Share knowledge and maintain skills important and relevant to my constituents’ needs.

•                  Proactively promote ethical behavior among peers in my work environment.

•                  Be responsible for the use of and control over all assets and resources entrusted to me.

By:	/s/ Keith A. Peterson
Keith A. Peterson
Chairman and Chief Executive Officer

By:	/s/ Joseph K. O’Brien
Joseph K. O’Brien
Vice President, Chief Financial Officer
and Secretary